Exhibit 21.1

Persons controlled by or under common control with the Registrant

The following lists sets forth each of the companies considered to be controlled by us as defined by the 1940 Act.

Name of entity and place of jurisdiction	Voting Securities Owned Percentage
PennantPark SBIC LP (Delaware)	100	%(1)
PennantPark GP, LLC (Delaware)	100%
PennantPark SBIC II LP (Delaware)	100	%(1),(2)
PennantPark GP II, LLC (Delaware)	100	%(2)
PNNT Acentia, LLC (Delaware)	100%
PNNT Alabama Holdings Inc. (Delaware)	100	%(2)
PNNT CI (Galls) Prime Investment Holdings, LLC (Delaware)	100%
PNNT Transportation 100 Holdco, LLC (Delaware)	100%
SuttonPark Holdings, Inc. (Delaware)	100	%(3)
SuttonPark Capital LLC (Delaware)	N/A	(4)

1.	These entities are directly owned 99% by us and 1% by their general partners, which is effectively wholly-owned by us.
2.	This entity is non-operational.
3.	This is a controlled investment.
4.	The entity is indirectly owned by us and directly owned by SuttonPark Holdings, Inc.